SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)(1)

                               THESTREET.COM, INC.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    88368Q103
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                                 (CUSIP Number)

                                Kevin W. English
                               TheStreet.com, Inc.
                                Two Rector Street
                            New York, New York 10006
                                 (212) 271-4004
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 14, 1999
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 10 Pages

CUSIP No. 88368Q103                    13D                    Page 2 of 10 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      THE NEW YORK TIMES COMPANY
      13-1102020
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
      N/A                                                               (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC, OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
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                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               1,552,555 shares of Common Stock
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             0 shares of Common Stock
   PERSON         --------------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        1,552,555 shares of Common Stock
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0 shares of Common Stock
                  --------------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,552,555 shares of Common Stock
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

      N/A
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.3%
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14    TYPE OF REPORTING PERSON*

      CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

================================================================================

Item 1. Security and Issuer.

This statement relates to common stock, $0.01 par value per share ("Common Stock"), of TheStreet.com, Inc., a Delaware corporation ("Issuer"). The address of the Issuer's principal executive office is Two Rector Street, New York, New York 10006.

Item 2. Identity and Background.

(a) - (c), (f) This statement is being filed by The New York Times Company, a New York corporation ("The Times"). The Times is a diversified media company including newspapers, magazines, television and radio stations, and electronic information and publishing. The address of The Times's principal business is 229 West 43d Street, New York, New York 10036. The address of The Times's executive office is the same as the address of its principal business.

Attached as Appendix 1 hereto is a chart setting forth, with respect to each director and executive officer of The Times and each trustee of a trust established for the benefit of certain stockholders of The Times (the "1997 Trust"), his or her name, business address and present principal occupation or employment.

(d) - (f) During the last five years prior to the date of this filing, neither The Times nor, to its knowledge, any person named on Appendix 1 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations or prohibiting or mandating the activities subject to, Federal or State securities laws or finding a violation with respect to such laws. To The Times's knowledge, except for Raul E. Cesan, a member of The Times's board of directors who is a citizen of Argentina, each of the individuals identified on Appendix 1 is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Times entered into a Subscription Agreement dated as of February 22, 1999, with the Issuer (the "Subscription Agreement") which is set forth as Exhibit 1 hereto and is incorporated by reference herein, pursuant to which The Times purchased 37,728 shares of the Issuer's Series B 9 1/2% Cumulative Preferred Stock, par value $0.01 per share (the "Preferred Stock"), and


                               Page 3 of 10 Pages

1,320,901 (as adjusted to reflect a subsequent one-for-three reverse Common Stock split) shares of the Issuer's Common Stock. The Times purchased these shares for an aggregate purchase price of $15,000,000, consisting of $3,000,000 in cash and $12,000,000 in an irrevocable advertising credit provided to the Issuer pursuant to the Advertising Credit Agreement dated as of February 24, 1999, between the Issuer and The Times. The Preferred Stock that was acquired by The Times was converted into 200,454 shares of Common Stock as of May 14, 1999. The Times financed the cash portion of the aforementioned consideration for the Preferred Stock and the Common Stock with cash on hand.

On May 14, 1999, The Times acquired 31,200 additional shares of Common Stock at a purchase price of $19 per share pursuant to the Issuer's Directed Share Purchase Program offered in connection with its initial public offering of 5,500,000 shares of its Common Stock. The Times financed the purchase price for these shares with cash on hand.

Item 4. Purpose of Transaction.

(a) - (j) The shares of the Common Stock owned by The Times were acquired for, and are being held for, investment purposes. The Times may dispose of or acquire securities of the Issuer, including the Common Stock, depending upon the position of the market, the Issuer and other factors.

Except as set forth above, neither The Times nor, to its knowledge, any person listed in Appendix 1 hereto, has any plans or proposals which relate to or would result in any other acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

In connection with The Times's investment in February 1999, Mr. Michael Golden, the Vice Chairman, Senior Vice President and a director of The Times, became a director of the Issuer.

Except as set forth above, neither The Times nor, to its knowledge, any person listed in Appendix 1 hereto, has any plans or proposals which relate to or would result in any other changes in the board of directors or management of the Issuer, or which relate to or would result in any of the results specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) - (b) The number of shares of Common Stock owned by The Times is 1,552,555, which constitutes, based on information received from the Issuer as of May 14, 1999, 6.3% of the Common Stock. The Times has sole voting and dispositive power with respect to all of its shares of Common Stock.

To The Times's knowledge, none of the persons listed in Appendix 1 hereto owns any shares of the Common Stock.


                               Page 4 of 10 Pages

(c) Except as set forth in Item 3 above, to The Times's knowledge as of the date hereof, neither The Times nor any person listed in Appendix 1 hereto has effected any transactions in the Common Stock during the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by The Times.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

The Times entered into the Subscription Agreement as described in Item 3. In addition, The Times entered into a Lock-Up Agreement dated February 1, 1999 with Goldman, Sachs & Co., on behalf of the underwriters of the Issuer's public offering consummated as of May 14, 1999 (the "Lock-Up"), which is attached hereto as Exhibit 2 and incorporated herein by reference. Pursuant to the Lock-Up, The Times agreed that it would not transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, for a period of 180 days following May 10, 1999, the date of the commencement of the public offering, subject to the exceptions described therein.

Item 7. Material to be Filed as Exhibits.

      EXHIBIT 1. Subscription Agreement dated as of February 22, 1999 between TheStreet.com, Inc. and The New York Times Company.

      EXHIBIT 2. Lock-Up Agreement dated February 1, 1999 between The New York Times Company and Goldman, Sachs & Co.


                               Page 5 of 10 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 1999

                                The New York Times Company


                                By: /s/ LAURA J. CORWIN
                                    -----------------------------------
                                    Name:  Laura J. Corwin
                                    Title: Vice President and Secretary


                               Page 6 of 10 Pages

                                   APPENDIX 1

            The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of The New York Times Company ("The Times") and each trustee of a trust (the "1997 Trust") established for the benefit of certain shareholders of The Times. Except as indicated below, the business address of each such person is 229 West 43d Street, New York, New York 10036.

Name and Title                          Present Principal Occupation and Address

John F. Akers, Director                 Director of various corporations

Brenda C. Barnes, Director              Director of various corporations

Raul E. Cesan, Director                 President and Chief Operating Officer of
                                        Schering-Plough Corporation

Richard L. Gelb, Director               Consultant and Director of various
                                        corporations and not-for-profit entities

Michael Golden, Director                Vice Chairman and Senior Vice President
                                        of The Times

Robert A. Lawrence, Director            Director of various corporations and
                                        not-for-profit entities

Russell T. Lewis, Director              President and Chief Executive Officer of
                                        The Times

Ellen R. Marram, Director               Director of various corporations and
                                        not-for-profit entities

The Honorable Charles H. Price II,      Director of various corporations and
  Director                              not-for-profit entities

Henry B. Schacht, Director              Director and Senior Advisor, E.M.
                                        Warburg, Pincus & Co., LLC

Dr. Donald M. Stewart, Director         President of The College Board
                                        (association of high schools and
                                        colleges, sponsor of Scholastic
                                        Assessment Tests and other academic
                                        activities)

Arthur Ochs Sulzberger, Director and    Chairman Emeritus of The Times
  Trustee, 1997 Trust


                               Page 7 of 10 Pages

Name and Title                          Present Principal Occupation and Address

Dr. Judith P. Sulzberger, Director and  Physician, Columbia College of
  Trustee, 1997 Trust                     Physicians & Surgeons

Arthur Sulzberger, Jr., Director        Chairman of The Times and Publisher of
                                        The New York Times

Cynthia H. Augustine                    Senior Vice President - Human Resources
                                        of The Times

Laura J. Corwin                         Vice President and Secretary of The
                                        Times

Leonard P. Forman                       Senior Vice President - Magazine Group
                                        The New York Times Company Magazine
                                        Group, Inc.
                                        5520 Park Avenue
                                        Trumbull, CT 06611

Stephen Golden                          Vice President - Forest Products,
                                        Health, Safety and Environmental Affairs of The Times

John M. O'Brien                         Senior Vice President and Chief
                                          Financial Officer of The Times

C. Frank Roberts                        Vice President - Broadcasting of The
                                        Times The New York Times Broadcasting
                                        Group
                                        803 Channel 3 Drive
                                        Memphis, TN 38103

Janet L. Robinson                       President and General Manager of The New
                                        York Times

Stuart Stoller                          Vice President and Controller of The
                                        Times

Ellen Taus                              Vice President and Treasurer of The
                                        Times

Benjamin Taylor                         Chairman and Chief Executive Officer of
                                        Globe Newspaper Company, Inc. and
                                        Publisher of The Boston Globe
                                        135 Morrissey Blvd.
                                        P. O. Box 2378
                                        Boston, MA 02107


                               Page 8 of 10 Pages

Name and Title                          Present Principal Occupation and Address

Solomon B. Watson IV                    Senior Vice President and General
                                        Counsel of The Times

James C. Weeks                          President of The New York Times Regional
                                        Newspaper Group
                                        1100 Monarch Plaza
                                        3414 Peachtree Road, N.E.
                                        Atlanta, GA 30326

Dr. Lynn G. Dolnick, Trustee,           Chief of the Division of Exhibition
  1997 Trust                            Interpretation at the National
                                        Zoological Park of the Smithsonian
                                        Institution

Marian S. Heiskell, Trustee,            Director of various charitable
  1997 Trust                            organizations

Ruth S. Holmberg, Trustee, 1997 Trust   Chairman of Times Printing Company, the
                                        publisher of The Chattanooga Times
                                        100 East 10th Street
                                        Chattanooga, TN 37402


                               Page 9 of 10 Pages

                                 EXHIBIT INDEX

Exhibit No.             Title

EXHIBIT 1. Subscription Agreement dated as of February 22, 1999 between TheStreet.com, Inc. and The New York Times Company.

EXHIBIT 2. Lock-Up Agreement dated February 1, 1999 between The New York Times Company and Goldman, Sachs & Co.


                               Page 10 of 10 Pages